Sit U.S. Government Securities Fund

Delivering positive annual returns since the Fund's inception.

★★★★★

Overall Morningstar Rating as of 5/31/09 out of 150 funds in the Short Government Category

Sit Investment Associates
Sit Mutual Funds

1-800-332-5580 www.sitfunds.com

1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com and 1-800-332-5580. Read the prospectus carefully before investing. Morningstar proprietary ratings reflect historical risk-adjusted performance through 5/31/09. These ratings are subject to change monthly and are calculated from the Fund's 3-, 5- and 10-year average annual returns in excess of 90-day Treasury bill returns with appropriate fee adjustments and a risk factor that reflects fund performance below 90-day Treasury bill returns. Ten percent of the funds in an investment category receive 5 stars, 22.5% receive 4 stars.